Exhibit 99.3

Wang & Lee Group, Inc. Announces Acquisition of Solar (HK) Limited, Paving the Way for Global Renewable Crypto Mining

Hong Kong – March 13, 2025 – As disclosed in a press release dated March 3, 2025, Wang & Lee Group, Inc. (NASDAQ: WLGS), a global innovator in sustainable technology, today announced that on March 12, 2025, it entered into a sale and purchase agreement on the acquisition (the “Acquisition”) of potential Solar (HK) Limited (“SolarHK”) for a consideration of HK$15,000,000 (the “Consideration”). The Consideration shall be satisfied by the Company through the issuance of convertible promissory note (the “Note”) to the Vendor for the principal amount of HK$15 million. The Acquisition, will integrate SolarHK’s solar expertise and local partnerships to advance WLGS’s renewable energy projects—including a solar battery-powered crypto mine in Queensland, Australia, developed with NQ Marble Pty Ltd, and future initiatives in Hong Kong’s New Territories with landowners.

SolarHK’s Legacy in the New Territories, Hong Kong

SolarHK, established in 2019, has deep roots in Hong Kong’s New Territories, having completed over 50 projects in regions such as Yuen Long, Tai Po, Tuen Mun, and Fanling. These include collaborations with rural landowners, village houses, and industrial facilities, fostering trust and long-term partnerships.

By leveraging SolarHK’s existing relationships, WLGS will collaborate with New Territories landowners in a flagship US$100 million project to deploy hybrid solar-battery systems on underutilized land. These systems will power localized crypto mining operations while feeding surplus energy back into the grid, creating dual revenue streams for landowners through energy sales and mining activities.

Strategic Synergy: Local Partnerships, Global Impact

The acquisition enables WLGS to unite SolarHK’s regional network with its lithium-ion battery technology (developed with City University of Hong Kong) and blockchain solutions. In Hong Kong, this synergy will transform rural and industrial land into hubs for sustainable crypto mining, aligned with the Hong Kong SAR government’s 2050 carbon neutrality vision.

Globally, WLGS also leverages on SolarHK’s technical prowess in its US$71 million project with NQ Marble in Queensland, Australia—a large-scale solar battery crypto mine designed to minimize carbon footprints in blockchain operations and create an energy-efficient mining operation powered entirely by renewable energy, setting a new benchmark for sustainable blockchain infrastructure.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. It is also able to provide design and contracting services to all trades in the construction industry. Their clients range from small startups to large companies.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

For media inquiries, contact:

WANG & LEE GROUP, Inc.

Website: https://www.wangnleegroup.com/

Email: ir@wangleegroup.com